UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LUCID GROUP, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

549498 103
(CUSIP Number)

Jonathan Butler, General Counsel
c/o Lucid Group, Inc.
7373 Gateway Boulevard
Newark, CA 94560
Telephone: (212) 380-7500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS The Public Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,015,252,523 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 1,015,252,523 (see Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,015,252,523 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.7% (see Item 5 below)
14	TYPE OF REPORTING PERSON OO – Sovereign Wealth Fund of the Kingdom of Saudi Arabia

1	NAME OF REPORTING PERSONS Yasir O. Al Rumayyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,604,595
	8	SHARED VOTING POWER 1,015,252,523 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 4,604,595
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,857,118 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.0% (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Turqi A. Alnowaiser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,070,138
	8	SHARED VOTING POWER 1,015,252,523 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 2,070,138
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,017,322,661 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.9% (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to shares of Class A Common Stock of Lucid Group, Inc. a Delaware corporation (the “Issuer”), whose principal executive offices are located at 7373 Gateway Boulevard, Newark, CA 94560.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) The Public Investment Fund of Saudi Arabia (“PIF”), (ii) H.E. Yasir O. Al Rumayyan and (iii) Turqi A. Alnowaiser (collectively, the “Reporting Persons”).

(b) The business/residence address for the Reporting Persons is The Public Investment Fund, P.O. Box 6847, Riyadh 11452, Kingdom of Saudi Arabia.

(c) The holder of record of 1,015,252,523 shares of Class A Common Stock reported herein is Ayar Third Investment Company (“Ayar”), which is wholly owned by PIF. In its capacity as the parent company and ultimate controlling party of Ayar, PIF beneficially owns, and has both dispositive and voting power over, all of the securities reported herein held by Ayar. PIF is the sovereign wealth fund of the Kingdom of Saudi Arabia. H.E. Yasir O. Al Rumayyan is the Governor of PIF and the sole manager of Ayar and, in such capacity has the authority to vote the securities held by Ayar as reported herein.  Mr. Turqi A. Alnowaiser is the Deputy Governor and the Head of the International Investments Division at PIF, and subject to prior approval by one of PIF’s board committees, has authority delegated to him by H.E. Al Rumayyan to vote the securities held by Ayar as reported herein. Neither H.E. Al Rumayyan nor Mr. Alnowaiser has individual dispositive power with respect to any shares of Class A Common Stock held by Ayar, as reported herein, and each disclaims beneficial ownership of the shares held by Ayar, as reported herein.  In addition to the foregoing, H.E. Al Rumayyan has sole voting and dispositive power over 4,604,595 shares of Class A Common Stock held in his name, and Mr. Alnowaiser has sole voting and dispositive power over 2,070,138 shares of Class A Common Stock held in his name.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

Initial Acquisition of Securities from Atieva, Inc.:

Ayar initially acquired (i) 204,148,825 shares of Series D Preferred Stock of Atieva, Inc., an exempted company incorporated under the laws of the Cayman Islands (“Atieva”) for aggregate consideration of approximately $1,308,593,968.25 (consisting of cash and the cancellation of indebtedness) pursuant to a Securities Purchase Agreement dated as of September 16, 2018 between Ayar and Atieva (as amended from time to time) and (ii) 174,791,867 shares of Series E Preferred Stock of Atieva for an aggregate purchase price of $1,381,419,129.70 pursuant to a Series E Preferred Stock Purchase Agreement dated as of September 21, 2020 between Ayar, Atieva and the other signatories thereto (as amended from time to time).

Acquisition of Securities in SPAC Transaction:

Concurrent with the execution of the Subscription Agreement (as defined below), Churchill Capital Corp IV (“Churchill”), Atieva, and Air Merger Sub, Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger dated February 22, 2021 (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Atieva effective July 23, 2021 (the “Merger”), with Atieva surviving the Merger as a wholly owned subsidiary of Churchill upon the closing of the transactions contemplated therein. In connection with the closing of the Merger on July 23, 2021, Churchill filed an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State pursuant to which, among other things, the name of Churchill was changed to Lucid Group, Inc. At the effective time of the Merger, each share of Preferred Stock of Atieva was converted into 2.644 shares of Class A Common Stock of the Issuer, and Churchill delivered the merger consideration to Ayar, consisting of an aggregate of 1,001,919,190 shares of Class A Common Stock of the Issuer.

Ayar also acquired 13,333,333 shares of Class A Common Stock of the Issuer on July 23, 2021 pursuant to a Subscription Agreement dated February 22, 2021 by and between Churchill and Ayar (as amended, the “Subscription Agreement”).

The shares of Class A Common Stock reported herein as being beneficially owned by the Reporting Persons, including securities convertible or exchangeable into shares of Class A Common Stock, were initially purchased using working capital of Ayar, except for shares of Class A Common Stock reported herein for which each of H.E. Al Rumayyan and Mr. Alnowaiser has sole voting and dispositive power, which were initially purchased by H.E. Al Rumayyan and Mr. Alnowaiser using their own individual funds.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported herein for the benefit of the above-referenced funds and accounts for investment purposes.  The Reporting Persons intend to evaluate this investment in the Issuer and options with respect to such investment on an ongoing basis.

The Reporting Persons may acquire additional shares of Class A Common Stock and/or other securities of the Issuer from time to time, and PIF as the sole Reporting Person with dispositive power may dispose of any or all of such shares of Class A Common Stock or other securities held or beneficially owned by the Reporting Persons at any time.

From time to time, the Reporting Persons may engage in discussions with the Issuer’s board of directors (the “Board’) and/or members of the Issuer’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by PIF alone or in conjunction with the other Reporting Persons, other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b)

As of the date hereof:
•
Ayar directly owns 1,015,252,523 shares of Class A Common Stock, representing approximately 62.7% of the Issuer’s issued and outstanding shares of Class A Common Stock. PIF, as the parent company and ultimate controlling party of Ayar, may, pursuant to Rule 13d-3, be deemed to beneficially own 1,015,252,523 shares of Class A Common Stock, representing approximately 62.7% of the Issuer’s issued and outstanding shares Class A Common Stock. PIF disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

•
H.E. Al Rumayyan as the sole manager of Ayar has shared voting power over 1,015,252,523 shares of Class A Common Stock held by Ayar.  In addition, , H.E. Al Rumayyan has sole voting and dispositive power over 4,604,595 shares of Class A Common Stock held in his name. Accordingly, H.E. Al Rumayyan may be deemed to beneficially own an aggregate of 1,019,857,118 shares of Class A Common Stock, representing approximately 63.0% of the Issuer’s issued and outstanding shares of Class A Common Stock.  H.E. Al Rumayyan disclaims beneficial ownership of any securities held by Ayar.

•
Mr. Alnowaiser, based on his authority delegated to him by H.E. Al Rumayyan, the sole manager of Ayar, has shared voting power over 1,015,252,523 shares of Class A Common Stock held by Ayar. In addition, Mr. Alnowaiser has sole voting and dispositive power over 2,070,138 shares of Class A Common Stock held in his name. Accordingly, Mr. Alnowaiser may be deemed the beneficial owner of an aggregate of 1,017,322,661 shares of Class A Common Stock, representing approximately 62.9% of the Issuer’s issued and outstanding shares of Class A Common Stock. Mr. Turqi A. Alnowaiser disclaims beneficial ownership of any securities held by Ayar.

The percentages set forth in this Item 5(a) are based on 1,618,621,534 shares of Class A Common Stock issued and outstanding as of July 23, 2021, as reported in the Issuer’s Form 8-K filed with the Commission on July 26, 2021.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Class A Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, there have been no transactions in the shares of Class A Common Stock effected by the Reporting Person during the past 60 days.

(d) As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than PIF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

Concurrently with the execution of the Merger Agreement, Churchill entered into the Investor Rights Agreement with Ayar and certain other parties named therein, pursuant to which Ayar will have certain rights and obligations following the closing of the Merger. The following summary of material provisions of the Investor Rights Agreement is qualified by reference to the complete text of the Investor Rights Agreement, a copy of which is attached as Exhibit 2 hereto.

Pursuant to the Investor Rights Agreement, effective as of the closing of the Merger, the Board will be comprised of nine (9) directors and Ayar has the right to nominate five (5) directors to the Board. Ayar’s right to designate directors to the Board is subject to its continued beneficial ownership of specified amounts of Issuer’s Class A Common Stock as compared to the Class A Common Stock issued and outstanding as of the record date of each applicable annual or special meeting of stockholders at which directors are to be elected. Further, for so long as Ayar beneficially owns twenty percent (20%) or greater of issued and outstanding shares of Class A Common Stock of the Issuer, it will have the right to designate the chairman of the Board. For so long as Ayar beneficially owns at least one third (33 1/3%) of issued and outstanding shares of Class A Common Stock of the Issuer, Ayar will have the right to have at least one (1) Ayar director appointed to serve on each committee of the board.  In addition, Ayar will be entitled to certain registration rights, pursuant to which the Issuer will be required to register all shares of Class A Common Stock beneficially owned by Ayar, including any shares acquired by Ayer pursuant to the Subscription Agreement.  In addition, Ayar is entitled to customary piggyback rights on registered offerings of equity securities of the Issuer.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits

Exhibit Number	Description of Exhibit

1
Agreement and Plan of Merger, dated February 22, 2021 by and among Churchill Capital Corp IV, Air Merger Sub, Inc., and Atieva, Inc., d/b/a Lucid Motors (filed as Exhibit 2.1 to Churchill Capital Corp IV’s Current Report on Form S-4 filed with the SEC on March 19, 2021, and incorporated herein by reference).

2
Investor Rights Agreement, dated February 22, 2021 by and among Churchill Capital Corp IV, Ayar Third Investment Company, Churchill Sponsor IV LLC and each of the other signatories thereto (filed as Exhibit 10.2 to Churchill Capital Corp IV’s Current Report on Form S-4 filed with the SEC on March 19, 2021, and incorporated herein by reference).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2021

THE PUBLIC INVESTMENT FUND

By:	/s/ Yasir O. Al Rumayyan

Name:	His Excellency Yasir O. Al Rumayyan
Title:	Governor